

Rupert, Kevin C.

From: Mahon, John [John.Mahon@sutherland.com]
Sent: Thursday, February 23, 2012 8:12 PM
To: Rupert, Kevin C.
Cc: Pfordte, Richard; Boehm, Steven; Bulkin, Vlad
Subject: TICC Capital Corp.
Attachments: merge.PDF

Kevin:

Please find attached a response letter addressing the comments you provided on Friday, February 17, 2012 with respect to Amendment No. 2 to TICC Capital's shelf registration statement on Form N-2. Also attached to the response letter are marked pages indicating proposed changes to TICC Capital's disclosure in response to your comments. Both are being filed as correspondence on EDGAR as well.

In addition, based on a conversation we had earlier today with your colleague, John Russo, from the Office of the Chief Accountant for the Division of Investment Management, it is our understanding that TICC Capital should follow the 60-day time period set forth in Rule 3-18 of Regulation S-X with respect to determining when the financial statements included in its registration statement would be considered "stale." In view of the that discussion, TICC Capital has asked us to check on the feasibility of seeking effectiveness of its current registration statement prior to the expiration of the 60-day period set forth in Rule 3-18, which will occur early next week, assuming that you are comfortable with, and that TICC Capital files a pre-effective amendment prior to effectiveness that conforms to the attached responses. Any guidance that you could provide would be greatly appreciated.

Please feel free to call us if you have any questions.

Regards,

John

John J. Mahon | *Partner*

SUTHERLAND

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202 383.0515 direct | 202.641.4481 mobile | 202.637.3593 facsimile
john.mahon@sutherland.com | www.sutherland.com
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To learn more about alternative fund structures and our BDC and Alternative Assets Practice Group, please visit www.publiclytradedprivateequity.com.



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| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC332313 10.10.10 | SER taboj0sw | 23-Feb-2012 19:18 EST | 149015 CORRESP4 1 | 5* |
| FORM N-2 | | WDC | | | HTM ESS | 0C |

Page 1 of 1

[Letterhead of Sutherland Asbill & Brennan LLP]

February 23, 2012

VIA EDGAR

Mr. Kevin C. Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: TICC Capital Corp.
           Registration Statement on Form N-2
           Filed February 11, 2011
           <u>File No. 333-172214</u>

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the *"Company"*), set forth below are the Company's responses to the oral comments provided by the staff of the Division of Investment Management (the *"Staff"*) of the Securities and Exchange Commission (the *"Commission"*) to the Company on February 17, 2012 with respect to Amendment No. 2 to the Company's registration statement on Form N-2 (File No. 333-172214), filed with the Commission on February 1, 2011 (the *"Registration Statement"*), and the prospectus included therein (the *"Prospectus"*). The Staff's comments are set forth below and are followed by the Company's responses. Where revisions to the Prospectus are indicated in the Company's responses set forth below, such revisions have been included in the marked pages attached as an exhibit hereto.

<u>General</u>

1. *We note your reference to investments that have a "payment-in-kind," or "PIK" interest feature in footnote no. 3 to the Company's Schedule of Investments as of September 30, 2011. Please confirm that the Company will revise its Schedule of Investments in future filings to include a separate category for those investments that have a PIK interest component. In addition, please confirm that the Company will provide sub-totals for each category within its future Schedules of Investments.*

The Company confirms that it will make the above-requested revisions to its Schedule of Investments as of December 31, 2011 in response to the Staff's comment.



| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC344924 10.10.10 | SER teetl0sw | 23-Feb-2012 16:51 EST | 149015 CORRESP4 2 | 2* |
| FORM N-2 | | | WDC | | HTM ESS | 0C |

Page 1 of 1

Mr. Kevin C. Rupert
February 23, 2012
Page 2

2. *Please confirm that the tabular information set forth under the "Senior Securities" section of the Prospectus has been audited, as required by Instruction 8 to Item 4.1 of Form N-2.*

The Company has revised the disclosure set forth in the "Senior Securities" section of the Prospectus in response to the Staff's comment by including as exhibits the reports on the senior securities table relating to December 31, 2007 and 2006.

3. *We note the Company's response to the Staff's prior comment no. 2, but continue to believe a consent is required for inclusion of any additional financial statements, including unaudited interim financial statements, in a prospectus supplement relating to an offering off of the Registration Statement. Please confirm that the Company will file such a consent from its auditors via a post-effective amendment each time it include any additional financial statements in a prospectus supplement.*

The Company confirms that it will file a consent relating to the annual financial statements from its auditors by means of a post-effective amendment to the Registration Statement each time it includes any additional financial statements in a prospectus supplement used under the Registration Statement.

4. *We note the Company's response to the Staff's prior comment no. 14. Please confirm that the Company understands that the Staff has not passed on or approved the Company's analysis regarding the Company's zero percent interest rate investment in GenuTec Business Solutions, or the disclosure contained in the Prospectus pertaining thereto.*

The Company confirms that it understands that the Staff has not passed on or approved the Company's analysis regarding the Company's zero percent interest rate investment in GenuTec Business Solutions, or the disclosure contained in the Prospectus pertaining thereto.

Summary

5. *Please revise the disclosure set forth in the "Summary" section of the Prospectus to clarify that the investments held by the Company would generally be considered to fall below investment grade.*

The Company has revised the disclosure set forth under the "Summary," "MD&A" and "Business" sections of the Prospectus in response to the Staff's comment.

Fees and Expenses

6. *Please revise the "Example" set forth in the "Fees and Expenses" section of the Prospectus to show the impact of the incentive fee payable to the Company's investment adviser.*



| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC344924 10.10.10 | SER teetl0sw | 23-Feb-2012 16:51 EST | 149015 CORRESP4 3 | 2* |
| FORM N-2 | | WDC | | | HTM ESS | 0C |

Page 1 of 1

Mr. Kevin C. Rupert
February 23, 2012
Page 3

The Company has revised the disclosure set forth in the "Fees and Expenses" section of the Prospectus in response to the Staff's comment.

7. *Please revise the tabular disclosure in the "Fees and Expenses" section of the Prospectus to reflect the estimated amount of preferred stock the Company anticipates issuing under the Registration Statement, rather than including such disclosure in the related footnotes to such tabular disclosure.*

The Company has revised the disclosure set forth in the "Fees and Expenses" section of the Prospectus in response to the Staff's comment.

<u>Part C – Other Information</u>

8. *Please confirm that the Company has included in the Registration Statement the undertaking required by Rule 484 under the Securities Act of 1933, as amended.*

The Company respectfully refers the Staff to the disclosure set forth in the final paragraph under Item 30 of Part C of the Registration Statement.

<p style="text-align:center">*   *   *</p>

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: Jonathan H. Cohen / TICC Capital Corp.
     John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP


200F1QF12luw$%dW

| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC350842 10.10.10 | SER tysoa0sw | **23-Feb-2012 16:37 EST** | | **149015 TX 1** | 18* |
| **FORM N-2** | | WDC | | **23-Feb-2012 16:19 EST** | **CURR** | PS PMT | 1C |

SUMMARY

The following summary contains basic information about offerings pursuant to this prospectus. It may not contain all the information that is important to you. For a more complete understanding of offerings pursuant to this prospectus, we encourage you to read this entire prospectus and the documents to which we have referred in this prospectus, together with the accompanying prospectus supplements including the risks set forth under the caption "Risk Factors" in this prospectus and the accompanying prospectus supplement and the information set forth under the caption "Where You Can Find Additional Information" in this prospectus.

Except where the context requires otherwise, the terms "TICC," "Company," "we," "us" and "our" refer to TICC Capital Corp. together with its subsidiaries, TICC Capital Corp. 2011-1 Holdings, LLC ("Holdings") and TICC CLO LLC ("Securitization Issuer" or "TICC CLO"); "TICC Management" refers to TICC Management, LLC; and "BDC Partners" refers to BDC Partners, LLC.

Overview

We are a specialty finance company principally providing capital to primarily non-public small- to medium-sized companies. Our investment objective is to maximize our portfolio's total return. Our primary focus is to seek current income by investing primarily in corporate debt securities. Our debt investments may include bilateral loans (loans where we hold the entirety of a particular loan) and syndicated loans (those where multiple investors hold portions of that loan). We have and may continue to invest in structured finance investments, including collateralized loan obligation ("CLO") investment vehicles, that own debt securities. We may also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make debt investments or equity investments. We may also invest in publicly traded debt and/or equity securities. As a business development company ("BDC"), we may not acquire any asset other than "qualifying assets" unless, at the time we make the acquisition, the value of our qualifying assets represents at least 70% of the value of our total assets.

Our capital is generally used by our portfolio companies to finance organic growth, acquisitions, recapitalizations and working capital. Our investment decisions are based on extensive analysis of potential portfolio companies' business operations supported by an in-depth understanding of the quality of their recurring revenues and cash flow, variability of costs and the inherent value of their assets, including proprietary intangible assets and intellectual property.

We expect that our investments will generally range from $5 million to $30 million each, although this investment size may vary proportionately as the size of our capital base changes and market conditions warrant, and accrue interest at fixed or variable rates.

While the structures of our investments vary, we invest primarily in the debt of middle-market companies. We seek to invest in entities that, as a general matter, have been operating for at least one year prior to the date of our investment and that will, at the time of our investment, have employees and revenues, and are cash flow positive. Many of these companies will have financial backing provided by private equity or venture capital funds or other financial or strategic sponsors at the time we make an investment. The types of portfolio companies in which we invest, however, will generally be considered below investment grade.

We have historically and may in the future continue to borrow funds to make investments. As a result, we may be exposed to the risks of leverage, which may be considered a speculative investment technique. Borrowings, also known as leverage, magnify the potential for gain and loss on amounts invested and therefore increase the risks associated with investing in our securities. In addition, the costs associated with our borrowings, including any increase in the management fee payable to our investment adviser, TICC Management, will be borne by our common stockholders.


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| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC350842 10.10.10 | SER tysoa0sw | 23-Feb-2012 16:40 EST | | 149015 TX 11 | 12* |
| FORM N-2 | START PAGE | | WDC | 23-Feb-2012 16:19 EST | CURR | PS PMT | 1C |

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "TICC," or that "we" will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in TICC.

Stockholder transaction expenses:

Sales load (as a percentage of offering price)	— %[1]
Offering expenses borne by us (as a percentage of offering price)	— %[2]
Dividend reinvestment plan expenses	None [3]
Total stockholder transaction expenses (as a percentage of offering price)	— %

Annual expenses (as a percentage of net assets attributable to our common stock):

Base management fee	2.91%[4]
Incentive fees payable under our investment advisory agreement	0.92%[5]
Interest payments on borrowed funds	1.65%[6]
Acquired fund fees and expenses	0.98%[7]
Other expenses (estimated)	1.01%[8]
Total annual expenses (estimated)	7.47%[9]

Example

The following example, required by the SEC, demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we assumed we would maintain the current amount of leverage and that our operating expenses would remain at the levels set forth in the table above. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$74	$216	$351	$661

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5.0% annual return, would either not be payable or have a de minimis effect, is nonetheless included in the example for illustrative purposes based upon the estimated annual expenses relating thereto as set forth above. If we achieve sufficient returns on our investments to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

(1) In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load and the "Example" will be updated accordingly.

(2) The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses as a percentage of the offering price.

(3) The expenses of the dividend reinvestment plan are included in "other expenses."



| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC570858 10.10.10 | SER tegtf0sw | 23-Feb-2012 18:13 EST | | 149015 TX 12 | 15* |
| FORM N-2 | | WDC | | 23-Feb-2012 16:19 EST | CURR | PS PMT | 1C |

(4) Assumes gross assets of $445.7 million and $126.25 million of leverage (including an assumed $25 million of preferred stock with a preferred rate of 8.0% per annum), and assumes net assets of $305.8 million. Our base management fee payable under the Investment Advisory Agreement is based on our gross assets, which is defined as all the assets of TICC, including those acquired using borrowings for investment purposes. Because we use borrowings for investment purposes, it has the effect of increasing our gross assets upon which our base management fee is calculated, while our net assets remain unchanged. See "Portfolio Management — Investment Advisory Agreement."

(5) Assumes that annual incentive fees earned by TICC Management remain consistent with the incentive fees earned by TICC Management during the nine-month period ended September 30, 2011. In subsequent periods, incentive fees would increase if, and to the extent that, we earn greater interest income through our investments in portfolio companies and realize additional capital gains upon the sale of warrants or other equity investments in such companies. The incentive fee consists of two parts. The first part, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of pre-incentive fee net investment income over an annual hurdle rate (equal to the interest rate payable on a five-year U.S. Treasury Note plus 5%, up to a maximum of 10%). The second part of the incentive fee equals 20.0% of our net realized capital gains for the calendar year less any unrealized capital losses for such year and will be payable at the end of each calendar year. For a more detailed discussion of the calculation of this fee, see "Portfolio Management — Investment Advisory Agreement."

(6) Assumes that we maintain our current level of $101.25 million of outstanding borrowings as of September 30, 2011, and issue $25 million of preferred stock with a preferred rate equal to 8.0% per annum. Interest payments on borrowed funds represents our annualized interest expense as of September 30, 2011, plus the assumed issuance of $25 million of preferred stock with a preferred rate of 8.0% per annum, and includes interest payable on the notes issued by us. For the three months ended September 30, 2011, the effective annualized average interest rate, which includes all interest and amortization of discount and debt issuance costs on the debt securitization financing transaction, was 3.0%. Debt issuance costs represent fees and other direct incremental costs incurred in connection with the debt securitization financing transaction. We may also issue preferred stock, which may be considered a form of leverage, pursuant to the registration statement of which this prospectus forms a part. In the event we were to issue preferred stock, our borrowing costs, and correspondingly our total annual expenses, including our base management fee as a percentage of our net assets, would increase.

(7) Reflects the estimated annual base collateral manager fees that will be indirectly incurred by us in connection with our investments in CLO equity tranches based upon the CLO equity investments held as of September 30, 2011. Base collateral manager fees are charged on the total assets of the CLO vehicle, including the assets acquired with borrowed funds, but are assumed to be paid from the residual cash flows after interest payments to the senior debt tranches. Therefore, these base collateral manager fees (which are generally 0.50% to 0.55% of total assets) are effectively much higher when allocated only to the equity tranches. The calculation does not include any other operating expense ratios of the CLO vehicles, as these amounts are not routinely reported to stockholders on a basis consistent with this methodology; however, it is estimated that additional operating expenses of approximately 0.5% to 1.0% could be incurred. As a result of our investments in such CLO equity investments, our stockholders will be required to pay two levels of fees and expenses in connection with their investment in our common stock, including fees payable under our Investment Advisory Agreement and fees and expenses charged to us on the CLO equity tranches in which we are invested.

(8) Assumes that the amount of operating expenses payable by TICC remains consistent with the operating expenses incurred by TICC during the nine-month period ended September 30, 2011.

(9) The holders of shares of our common stock (and not the holders of our debt securities or preferred stock, if any) indirectly bear the cost associated with our annual expenses.

12



| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC350842 10.10.10 | SER tysoa0sw | 23-Feb-2012 16:48 EST | | 149015 TX 40 | 14* |
| FORM N-2 | START PAGE | | WDC | 23-Feb-2012 16:19 EST | CURR | PS PMT | 1C |

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the Selected Financial and Other Data and our Financial Statements and notes thereto appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere in this prospectus.

Overview

Our investment objective is to maximize our portfolio's total return. Our primary focus is to seek current income by investing in corporate debt securities. We have also invested and may continue to invest in structured finance investments, including CLO vehicles, which own debt securities. We may also invest in publicly traded debt and/or equity securities. We operate as a closed-end, non-diversified management investment company and have elected to be treated as a BDC under the 1940 Act. We have elected to be treated for federal income tax purposes as a regulated investment company, or RIC, under the Code, beginning with our 2003 taxable year.

Our investment activities are managed by TICC Management, a registered investment adviser under the Advisers Act. TICC Management is owned by BDC Partners, its managing member, and Charles M. Royce, who holds a minority, non-controlling interest in TICC Management. Jonathan H. Cohen, our Chief Executive Officer, and Saul B. Rosenthal, our President and Chief Operating Officer, are the members of BDC Partners. Under our Investment Advisory Agreement, we have agreed to pay TICC Management an annual base fee calculated on gross assets, and an incentive fee based upon our performance. Under our Administration Agreement, we have agreed to pay or reimburse BDC Partners, as administrator, for certain expenses incurred in operating TICC. Our executive officers and directors, and the executive officers of TICC Management and BDC Partners, serve or may serve as officers and directors of entities that operate in a line of business similar to our own. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For more information, see "Risk Factors—Risks Relating to our Business and Structure—There are significant potential conflicts of interest, which could impact our investment returns."

On August 10, 2011, we completed a $225.0 million debt securitization financing transaction. The Class A Notes offered in the debt securitization were issued by the Securitization Issuer, a subsidiary of Holdings, which is in turn a direct subsidiary of TICC, and the notes are secured by the assets held by the Securitization Issuer. The securitization was executed through a private placement of $101.25 million of Aaa/AAA Class A Notes of the Securitization Issuer. Holdings retained all of the Subordinated Notes, which totaled $123.75 million, and retained all the membership interests in the Securitization Issuer.

While the structures of our investments vary, we invest primarily in the debt of middle-market companies. We seek to invest in entities that, as a general matter, have been operating for at least one year prior to the date of our investment and that will, at the time of our investment, have employees and revenues, and are cash flow positive. Many of these companies will have financial backing provided by private equity or venture capital funds or other financial or strategic sponsors at the time we make an investment. The types of portfolio companies in which we invest, however, will generally be considered below investment grade.

We expect that our investments will generally range between $5 million and $30 million each, although this investment size may vary proportionately as the size of our capital base changes and market conditions warrant, and accrue interest at fixed or variable rates. As of September 30, 2011, our debt investments had stated interest rates of between 2.15% and 15.58% (excluding our investment in GenuTec Business Solutions, Inc., which carries a zero interest rate through October 30, 2014) and maturity dates of between 15 and 133 months. In


SENIOR SECURITIES

Information about our senior securities is shown in the following tables as of the end of each fiscal year since our formation. The reports of our independent registered public accounting firm covering the total amount of senior securities outstanding as of December 31, 2007 and 2006 are attached as exhibits to the registration statement of which this prospectus is a part.

Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Ratio Per Unit(2)	Involuntary Liquidation Preference Per Unit(3)	Average Market Value Per Unit(4)
For the quarter ended September 30, 2011 (unaudited)	$101,250,000	$ 4,005	—	N/A
2010	$ —	$ —	—	N/A
2009	$ —	$ —	—	N/A
2008	$ —	$ —	—	N/A
2007	$136,500,000	$ 2,885	—	N/A
2006	$ 58,500,000	$ 5,638	—	N/A
2005	$ —	$ —	—	N/A
2004	$ —	$ —	—	N/A
2003	$ —	$ —	—	N/A

(1) Total amount of each class of senior securities outstanding at the end of the period presented. For the years ended 2006 and 2007, senior securities are represented by indebtedness under a credit facility with Royal Bank of Canada as agent. For the quarter ended September 30, 2011, senior securities are represented by senior notes issued by TICC CLO LLC.

(2) Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(3) The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The "—" in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.

(4) Not applicable because senior securities are not registered for public trading.



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| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC350842 10.10.10 | SER tysoa0sw | 23-Feb-2012 16:52 EST | | 149015 TX 73 | 18* |
| FORM N-2 | START PAGE | | WDC | 23-Feb-2012 16:19 EST CURR | | PS PMT | 1C |

BUSINESS

Overview

We are a specialty finance company principally providing capital to primarily non-public small- to medium-sized companies. Our investment objective is to maximize our portfolio's total return. Our primary focus is to seek current income by investing in corporate debt securities. Our debt investments may include bilateral loans (loans where we hold the entirety of a particular loan) and syndicated loans (those where multiple investors hold portions of that loan). We have and may continue to invest in structured finance investments, including CLO investment vehicles, that own debt securities. We may also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make debt investments or equity investments. We may also invest in publicly traded debt and/or equity securities. As a business development company, we may not acquire any asset other than "qualifying assets" unless, at the time we make the acquisition, the value of our qualifying assets represents at least 70% of the value of our total assets.

Our capital is generally used by our portfolio companies to finance organic growth, acquisitions, recapitalizations and working capital. Our investment decisions are based on extensive analysis of potential portfolio companies' business operations supported by an in-depth understanding of the quality of their recurring revenues and cash flow, variability of costs and the inherent value of their assets, including proprietary intangible assets and intellectual property.

We expect that our investments will generally range from $5 million to $30 million each, although this investment size may vary proportionately as the size of our capital base changes and market conditions warrant, and accrue interest at fixed or variable rates.

While the structures of our investments vary, we invest primarily in the debt of middle-market companies. We seek to invest in entities that, as a general matter, have been operating for at least one year prior to the date of our investment and that will, at the time of our investment, have employees and revenues, and are cash flow positive. Many of these companies will have financial backing provided by private equity or venture capital funds or other financial or strategic sponsors at the time we make an investment. The types of portfolio companies in which we invest, however, will generally be considered below investment grade.

We have historically and may in the future continue to borrow funds to make investments. As a result, we may be exposed to the risks of leverage, which may be considered a speculative investment technique. Borrowings, also known as leverage, magnify the potential for gain and loss on amounts invested and therefore increase the risks associated with investing in our securities. In addition, the costs associated with our borrowings, including any increase in the management fee payable to our investment adviser, TICC Management, will be borne by our common stockholders.

On August 10, 2011, we completed a $225.0 million debt securitization financing transaction. The Class A Notes offered in the debt securitization were issued by the Securitization Issuer, a subsidiary of Holdings, which is in turn a direct subsidiary of TICC, and the notes are secured by the assets held by the Securitization Issuer. The securitization was executed through a private placement of $101.25 million of Aaa/AAA Class A Notes of the Securitization Issuer. Holdings retained all of the Subordinated Notes, which totaled $123.75 million, and retained all the membership interests in the Securitization Issuer.

Our investment activities are managed by TICC Management. TICC Management is an investment adviser registered under the Advisers Act. TICC Management is owned by BDC Partners, its managing member, and Charles M. Royce, who holds a minority, non-controlling interest in TICC Management. Jonathan H. Cohen, our Chief Executive Officer, and Saul B. Rosenthal, our President and Chief Operating Officer, are the members of BDC Partners. Under our Investment Advisory Agreement with TICC Management, we have agreed to pay TICC Management an annual base management fee based on our gross assets as well as an incentive fee based on our performance. See "Portfolio Management — Investment Advisory Agreement."



TICC CAPITAL CORP.	RR Donnelley ProFile	PA8710AC350842 10.10.10	SER tysoa0sw	23-Feb-2012 17:05 EST		149015 C 2	23*
FORM N-2			WDC	23-Feb-2012 16:19 EST	CURR	PS PMT	1C

Exhibit Number	Description
k.2	Purchase Agreement by and among the Registrant, TICC Capital Corp. 2011-1 Holdings, LLC, TICC CLO LCC and Guggenheim Securities, LLC[8]
k.3	Master Loan Sale Agreement by and among the Registrant, TICC Capital Corp. 2011-1 Holdings, LLC and TICC CLO LLC[8]
k.4	Indenture by and between TICC CLO LLC and The Bank of New York Mellon Trust Company, National Association[8]
k.5	Collateral Management Agreement by and between TICC CLO LLC and the Registrant[8]
k.6	Collateral Administration Agreement by and among TICC CLO LLC, the Registrant and The Bank of New York Mellon Trust Company, National Association[8]
l	Opinion of Sutherland Asbill & Brennan LLP[9]
n.1	Consent of Sutherland Asbill & Brennan LLP (Incorporated by reference to exhibit l hereto)[9]
n.2	Consent of Independent Registered Public Accounting Firm[9]
n.3	Report of Independent Registered Public Accounting Firm[1]
n.4	Report of Independent Registered Public Accounting Firm[1]
r.	Code of Ethics[5]
99.1	Form of Prospectus Supplement For Common Stock Offerings.[9]
99.2	Form of Prospectus Supplement For Preferred Stock Offerings.[9]
99.3	Form of Prospectus Supplement For At-the-Market Offerings.[9]
99.4	Form of Prospectus Supplement For Rights Offerings.[9]

[1] Filed herewith.

[2] Incorporated by reference to the Registrant's Registration Statement on Form N-2 (File No. 333-109055), filed on September 23, 2003.

[3] Incorporated by reference to Current Report on Form 8-K (File No. 814-00638) filed December 3, 2007.

[4] Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-109055), filed on November 19, 2003.

[5] Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-109055), filed on November 6, 2003.

[6] Incorporated by reference to Appendix B to the Registrant's Proxy Materials on Schedule 14A (File No. 000-50398) filed on May 18, 2004.

[7] Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-169061), filed on October 15, 2010.

[8] Incorporated by reference to the Registrant's report on Form 8-K filed on August 11, 2011.

[9] Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration's Registration Statement on Form N-2 (File No. 333-172214), filed on February 1, 2012

ITEM 26.   MARKETING ARRANGEMENTS

The information contained under the heading "Plan of Distribution" on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.


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| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC344924 10.10.10 | SER teetl0sw | 23-Feb-2012 16:41 EST | 149015 EX99_N_3 1 | 2* |
| FORM N-2 | | | WDC | | HTM ESS | 0C |

Page 1 of 1

Exhibit n.3

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors
of Technology Investment Capital Corp.:

Our audits of the financial statements, of management's assessment of the effectiveness of internal control over financial reporting and of the effectiveness of internal control over financial reporting referred to in our report dated March 13, 2007 appearing in the 2006 Annual Report to Shareholders of Technology Investment Capital Corp. also included an audit of the senior securities table listed in this Registration Statement. In our opinion, the senior securities table for the year ended December 31, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 25, 2007



| TICC CAPITAL CORP. | RR Donnelley ProFile | PA8710AC344924 10.10.10 | SER teetl0sw | 23-Feb-2012 16:42 EST | 149015 EX99_N_4 1 | 2* |
| FORM N-2 | | | WDC | | HTM ESS | 0C |

Page 1 of 1

Exhibit n.4

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors
of TICC Capital Corp.:

Our audits of the financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated March 14, 2008 appearing in the 2007 Annual Report to Shareholders of TICC Capital Corp. also included an audit of the senior securities table listed in this Registration Statement. In our opinion, the senior securities table for the year ended December 31, 2007 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 21, 2008